

3/27/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2002
WASH, D.C.
365
SECTION

OMB Number:	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fixed Income Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7220 Trade Street, Suite 315
(No. and Street)

San Diego, California 92121
(City) (State) (Zip Code)

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Dillahunty (858) 689-8100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27/02

State of California }
County of San Diego } SS.

OATH OR AFFIRMATION

I, James Dillahunty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fixed income Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Subscribed and sworn to before me on this 27th day of February, 2002.

Signature

President
Title

Betty A. Powell
Notary Public


BETTY A. POWELL
COMM. #1306452
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires May 29, 2005
BCT 6
BCT 6

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIXED INCOME SECURITIES, INC.

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Fixed Income Securities, Inc.

We have audited the accompanying statement of financial condition of Fixed Income Securities, Inc. (a wholly-owned subsidiary of Sterling Resources, Inc.) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fixed Income Securities, Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington PC

San Diego, California
February 25, 2002

FIXED INCOME SECURITIES, INC.

(A Wholly-owned Subsidiary of Sterling Resources, Inc.)

Statement of Financial Condition

December 31, 2001

ASSETS

Cash and cash equivalents	$139,362
Securities owned	3,300
Deposits with clearing organization	85,890
Receivables from broker-dealers	156,768
Prepaid expenses and other	30,221
Furniture and equipment, less accumulated depreciation of $428,604	85,547
Total assets	$501,088

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 42,825
Commitments	
Stockholders' equity	
Common stock, 10,000,000 shares authorized	329,999
Additional paid-in capital	311,710
Distributions in excess of earnings	(183,446)
Total stockholders' equity	458,263
Total liabilities and stockholders' equity	$501,088

See notes to financial statements.

FIXED INCOME SECURITIES, INC.

(A Wholly-owned Subsidiary of Sterling Resources, Inc.)

Statement of Income
Year Ended December 31, 2001

Revenues	
Trading activities	$2,917,270
Other	33,613
Total revenues	2,950,883
Expenses	
Compensation and benefits	1,004,321
Clearing charges	770,909
General and administrative	543,126
Computer expenses	329,899
Sales, marketing, and customer relations	59,853
Trading tools	112,946
Rent	63,096
Depreciation	34,607
Total expenses	2,918,757
Net income	$ 32,126

See notes to financial statements.

FIXED INCOME SECURITIES, INC.

(A Wholly-owned Subsidiary of Sterling Resources, Inc.)

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2001

	Common Stock		*Additional Paid-in Capital*	*Distributions In Excess of Earnings*
	Shares	*Amount*		
Balance, beginning of year	1,769,998	$329,999	$111,710	$(201,572)
Distributions	-	-	-	(14,000)
Net income	-	-	-	32,126
Balance, end of year	1,769,998	$329,999	$311,710	$(183,446)

See notes to financial statements.

FIXED INCOME SECURITIES, INC.

(A Wholly-owned Subsidiary of Sterling Resources, Inc.)

Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 32,126
Adjustments to reconcile net income to net cash from operating activities	
Depreciation and amortization	34,607
Changes in operating assets and liabilities	
Receivables from broker-dealers	(4,926)
Prepaid expenses and other	388
Accounts payable and accrued liabilities	(24,362)
Net cash from operating activities	37,833
Cash flows from investing activities	
Other receivables	3,982
Deposits with clearing organization	3,269
Capital expenditures	(22,978)
Net cash from investing activities	(15,727)
Cash flows from financing activities	
Distributions	(14,000)
Net increase in cash	8,106
Cash, beginning of year	131,256
Cash, end of year	$139,362

See notes to financial statements.

FIXED INCOME SECURITIES, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Fixed Income Securities, Inc. (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides bond trading services for other registered broker-dealers. As of December 11, 2001, the Company became a wholly owned subsidiary of Sterling Resources, Inc.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

S***ecurities Owned.*** Securities owned are stated at market value, based on quoted market prices.

Furniture and Equipment. Furniture and equipment is stated at cost less accumulated depreciation. Additions, improvements, and major renewals are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is provided on a straight-line basis over estimated useful lives of five to seven years.

Income Taxes. The Company has elected S Corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholders, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S Corporations.

Concentration of Credit Risk. The Company maintains depository accounts with various financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions. The Company has not sustained any material credit losses from these instruments.

The Company's customers are concentrated in the broker-dealer industry and are dispersed throughout the United States. The Company maintains individually significant receivable balances with major customers. If the financial condition and operations of these customers deteriorate substantially, the Company's operating results could be adversely affected. Management performs ongoing credit evaluations of its customers' financial condition. An allowance for estimated credit losses is provided as considered necessary.

Fair Value of Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2001 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate.

2. COMMITMENTS

Leases. The Company leases its facilities and certain equipment under non-cancelable operating leases which expire at various dates through the year 2006. Under these leases, the Company generally pays taxes, insurance, and maintenance expenses related to the leased assets. Future minimum lease commitments under non-cancelable operating leases are as follows:

Year Ending	
2002	$102,564
2003	113,529
2004	112,518
2005	117,019
2006	90,371
	$536,001

3. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2001 was 0.13 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2001, the Company had net capital of $338,880 which was $238,880 in excess of the amount required by the SEC.

4. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph K(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

5. SUBSEQUENT EVENT

In January 2002, the Company was merged into Sterling Brokerage Services, LLC, a wholly owned subsidiary of Sterling Resources, Inc.

*****

FIXED INCOME SECURITIES, INC.

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2001

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholders' equity	$458,263	$450,871	$ 7,392
Less non-allowable assets			
Receivables from broker-dealers	316	316	
Prepaid expenses and other	30,221	30,221	
Furniture and equipment	85,546	78,154	(7,392)
Net Capital before charges on security positions	342,180	342,180	-
Less charges on security positions			
Securities owned	3,300	3,300	-
Net capital	$338,880	$338,880	$ -
Total aggregate indebtedness	$ 42,826	$ 42,826	$ -
Ratio of aggregate indebtedness to net capital	0.13	0.13	
Minimum net capital required	$100,000	$100,000	

Note: The differences result primarily from audit adjustments to accumulated depreciation.

FIXED INCOME SECURITIES, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2001

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2001; and a reconciliation to that calculation is not included herein.

FIXED INCOME SECURITIES, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Fixed Income Securities, Inc.

In planning and performing our audit of the financial statements of Fixed Income Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2001 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington PC

San Diego, California
February 25, 2002